UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):____

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]  No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements: Result of AGM.

EXHIBITS

Exhibit No.	Description

1.1	Regulatory announcement dated May 19, 2011 relating to the announcement of the results of the registrant’s Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2011	CSR plc (Registrant) By: /s/ Brett Gladden Brett Gladden Company Secretary

Exhibit 1.1

Result of AGM
RNS Number: 9388G
CSR plc
19 May 2011

19 May 2011

CSR plc
ANNUAL GENERAL MEETING

LR 9.6.3, 9.6.18

CSR plc announces that all resolutions contained in the Notice of Meeting dated 15 March 2011 previously circulated to shareholders were passed at the Annual General Meeting of the Company held on Wednesday 18 May 2011 and that a copy of the resolutions below has been submitted to the National Storage Mechanism for publication today.

Resolution 16
That, in accordance with sections 366 and 367 of the Companies Act 2006, the Company and all companies that are  subsidiaries of the Company at any time during the period for which the resolution has effect, be and are hereby   authorised, in aggregate, during the period beginning with the date of the passing of this resolution and ending on the conclusion of the annual general meeting of the Company in 2012 (unless such authority is previously renewed, varied or revoked by the Company in a general meeting), to:

	(i)	make political donations to political parties and/or independent election candidates not exceeding £12,500 in total;

	(ii)	make political donations to political organisations other than political parties not exceeding £12,500 in total; and

	(iii)	incur political expenditure not exceeding £12,500 in total.

For the purposes of this resolution the terms "political donation", "political parties", "independent election candidates", "political organisations" and "political expenditure" shall have the meanings given by sections 363 to 365 of the Companies Act 2006.

Resolution 17	That the Board be generally and unconditionally authorised to allot shares in the Company and to grant rights to subscribe for or convert any security into shares in the Company:

	(A)	up to a nominal amount of £58,660 (such amount to be reduced by the nominal amount allotted or granted under paragraph (B) below in excess of such sum); and

(B)
comprising equity securities (as defined in section 560(1) of the Companies Act 2006) up to a nominal amount of £117,320 (such amount to be reduced by any allotments or grants made under paragraph (A) above) in connection with an offer by way of a rights issue:

(i) to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

(ii) to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter, such authorities to apply until the end of next year's annual general meeting (or, if earlier, until the close of business on 18 August 2012) but, in each case, so that the Company may make offers and enter into agreements during the relevant period which would, or might, require shares to be allotted or rights to subscribe for or convert securities into shares to be granted after the authority ends and the Board may allot shares or grant rights to subscribe for or convert securities into shares under any such offer or agreement as if the authority had not ended.

Resolution 18
That, if Resolution 17 is passed, the Board be given power to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by that resolution and/or to sell ordinary shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

(A)
to the allotment of equity securities and sale of treasury shares for cash in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under Resolution 17(B), by way of a rights issue only):

		(i)	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

		(ii)	to holders of other equity securities, as required by the rights of those securities or as the Board otherwise considers necessary,

and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

(B)
in the case of the authority granted under Resolution 17(A) and/or in the case of any sale of treasury shares for cash, to the allotment (otherwise than under Resolution 18(A) above) of equity securities or sale of treasury shares up to a nominal amount of £8,790, such power to apply until the end of next year's annual general meeting (or, if earlier, until the close of business on 18 August 2012) but in each case, during this period the Company may make offers, and enter into agreements, during the relevant period which would, or might, require equity securities to be allotted (and treasury shares to be sold) after the power ends and the Board may allot equity securities under any such offer or agreement as if the power had not ended.

Resolution 19
That the Company be authorised for the purposes of section 701 of the Companies Act 2006 to make one or more market purchases (as defined in section 693(4) of the Companies Act 2006) of its ordinary shares of 0.1p each, such power to be limited:

	(A)	to a maximum number of 17,599,800 ordinary shares (10% of the Company's issued share capital);

	(B)	by the condition that the minimum price (exclusive of expenses) which may be paid for any ordinary share is 0.1p;

	(C)	by the condition that the maximum price (exclusive of expenses) which may be paid for any ordinary share is the highest of:

(i)
an amount equal to 5% above the average middle market quotation of an ordinary share of the Company for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

		(ii)	the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchase is carried out;

such authority to apply until the end of next year's annual general meeting (or, if earlier, at the close of business on 18 August 2012) but in each case so that the Company may, before such authority expires, enter into a contract to purchase ordinary shares which will or may be completed or executed wholly or partly after this authority expires and the Company may purchase ordinary shares pursuant to any such contract as if the authority had not expired.

Resolution 20	That a general meeting other than an annual general meeting may be called on not less than 14 clear days' notice.

Resolutions 1 to 17 were passed as ordinary resolutions and resolutions 18 to 20 were passed as special resolutions. The voting results are shown below:

		Votes cast in favour and as a percentage of total votes cast	Votes cast against and as a percentage of total votes cast	Votes withheld and as a percentage of total votes cast
Ordinary resolutions
1	To receive the financial statements and the reports of the directors and auditors for the period ended 31 December 2010	120,104,580 99.39%	11,948 0.01%	721,643 0.60%
2	To approve the Remuneration Report for the period ended 31 December 2010	95,423,193 78.97%	23,087,184 19.11%	2,320,124 1.92%
3	To re-elect as a director Mr Joep van Beurden	116,880,444 96.73%	3,230,184 2.67%	727,543 0.60%
4	To re-elect as a director Mr Kanwar Chadha	116,866,348 96.72%	3,243,730 2.68%	728,093 0.60%
5	To re-elect as a director Mr Will Gardiner	116,868,346 96.72%	3,244,182 2.68%	725,643 0.60%
6	To re-elect as a director Mr Chris Ladas	116,868,346 96.72%	3,244,182 2.68%	725,64 30.60%
7	To re-elect as a director Mr Andrew Allner	116,797,396 96.65%	3,244,834 2.69%	795,941 0.66%
8	To re-elect as a director Mr Anthony Carlisle	116,870,462 96.72%	3,242,066 2.68%	725,643 0.60%
9	To re-elect as a director Mr James Collier	115,079,088 95.23%	5,032,668 4.17%	726,415 0.60%
10	To re-elect as a director Mr Sergio-Giacoletto Roggio	116,867,976 96.71%	3,244,552 2.69%	725,643 0.60%
11	To re-elect as a director Mr Ron Mackintosh	116,520,533 96.43%	3,242,136 2.68%	1,075,502 0.89%
12	To elect as a director Ms Teresa Vega	120,027,121 99.33%	85,407 0.07%	725,643 0.60%
13	To reappoint Deloitte LLP as auditors	119,242,422 98.68%	327,584 0.27%	1,268,165 1.05%
14	To authorise the directors to determine the remuneration of the auditors	119,930,594 99.25%	185,934 0.15%	721,643 0.60%
15	To authorise the payment of a final dividend on the Company's ordinary shares	120,116,528 99.40%	0 0%	721,643 0.60%
Special business
16	To authorise the Company and its subsidiaries to make political donations	111,425,759 92.21%	8,687,787 7.19%	724,625 0.60%

17	To grant the directors authority to allot under section 551 of the Companies Act 2006	119,277,934 98.71%	768,296 0.64%	791,941 0.65%
Special resolutions
18	To renew the disapplication of statutory pre-emption rights under section 570 of the Companies Act 2006	120,103,784 99.39%	12,744 0.01%	721,643 0.60%
19	To grant the Company authority to purchase its own shares under section 701 of the Companies Act 2006	119,567,627 98.949%	2,902 0.002%	1,267,642 1.049%
20	To authorise a general meeting other than an annual general meeting to be called on not less than 14 clear days' notice	117,765,389 97.46%	2,346,839 1.94%	725,943 0.60%

Enquiries:

Company Secretary, CSR plc +44 1223 692 000	FD, James Melville-Ross +44 (0) 20 7831 3113

ENDS

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The company news service from the London Stock Exchange

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